KW 3/24/14

14049467

SEC Mail Processing Section
RECEIVED
MAR 14 2014
Wash., D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOYAL3 SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 MERRIMACK STREET
(No. and Street)

HAVERHILL	MA	01830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK A. THRIFT 1-212-520-1704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMET & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

1330 BOYLSTON STREET	CHESTNUT HILL	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, JACK A. THRIFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOYAL3 SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows:~~

Signature

CEO & CFO

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 — *Signature of Document Signer No. 2 (if any)*

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 13 day of March, 20 14 by
Date *Month* *Year*

(1) Jack A. Thrift

(2) ____________________

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ELIZABETH L. FELDMAN
Commission # 2038758
Notary Public - California
San Francisco County
My Comm. Expires Aug 25, 2017

Place Notary Seal Above

Signature Elizabeth L Feldman
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: LOYAL3 Securities Financial Statements

Document Date: December 31, 2013 Number of Pages: 19 total

Signer(s) Other Than Named Above: Samet + Company PC

LOYAL3 SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Loyal3 Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Loyal3 Securities, Inc. (a Massachusetts corporation, the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loyal3 Securities, Inc. as of December 31, 2013 and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
March 12, 2014

LOYAL3 SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	2,210,288
Cash - segregated		846,510
Deposits with clearing organization		90,000
Accounts receivable		3,011
Prepaid taxes		3,606
Marketable securities		94,494
Other assets		4,189
	$	3,252,098

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to customers and non-customers	$	547,495
Accounts payable and accrued expenses		122,181
Securities failed to receive		5,336
Due to Parent		67,244
		742,256
Stockholder's equity:		
Common stock, $0.01 par value authorized 1,000,0000 shares, issued and outstanding 930,197 shares		9,302
Additional paid-in capital		3,654,920
Accumulated deficit		(1,051,380)
		2,612,842
Less: reacquired stock, 445,000 shares at cost		(103,000)
		2,509,842
	$	3,252,098

See notes to financial statements

LOYAL3 SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Revenues:		
Investment banking fees	$	136,400
Commissions		85,480
Proprietary gains (losses)		(4,357)
Other income		13,886
		231,409
Expenses:		
Employee compensation and benefits		859,400
Clearing fees and bank charges		88,426
Technology costs		64,057
Occupancy		93,240
Regulatory fees		15,941
Other operating expenses		38,002
		1,159,066
Net loss	$	(927,657)

LOYAL3 SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2013

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-In Capital	Cost of Reacquired Stock	Accumulated Deficit	Total
Balance, January 1, 2013	511,837	$ 5,118	$ 1,006,492	$ (103,000)	$ (123,723)	$ 784,887
Net loss	-	-	-	-	(927,657)	(927,657)
Capital contributions	418,360	4,184	2,648,428	-	-	2,652,612
Balance, December 31, 2013	930,197	$ 9,302	$ 3,654,920	$ (103,000)	$ (1,051,380)	$ 2,509,842

See notes to financial statements

LOYAL3 SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(927,657)
Changes in operating assets and liabilities:		
Cash - segregated		(306,930)
Accounts receivable		4,158
Prepaid taxes		(2,213)
Marketable securities		(93,888)
Payable to customers and non-customers		49,447
Accounts payable and accrued expenses		120,715
Securities failed to receive		5,336
Due to Parent		23,204
Net cash used for operating activities		(1,127,828)
Cash flows from financing activities:		
Capital contributions		2,652,612
Net increase in cash		1,524,784
Cash, beginning of year		685,504
Cash, end of year	$	2,210,288

See notes to financial statements

LOYAL3 SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 **Organization and nature of business**

Loyal3 Securities, Inc. (the "Company") was incorporated in 1972 and is a Massachusetts Corporation that is wholly owned by Loyal3 Holdings, Inc. (the "Parent"). During 2012 the Company's name was changed from its original name of Merrimack Valley Investments, Inc. The Company operates as a self-clearing broker-dealer and maintains offices in Massachusetts, California, and New York. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's customers may engage in securities transactions without incurring any commissions or other fees, and can acquire fractional shares in individual stocks, with a certain minimum investment. The Company provides retail investors the ability to participate in initial offerings of securities ("Social IPO" offerings) and allows issuers to convert affinity award point balances into stock or to grant stock to certain groups of investors, such as their customers ("Stock Rewards" offerings).

Note 2 **Summary of significant accounting policies**

Revenue recognition
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade-date basis. Investment banking fees (which include banking fees, syndicate income and consulting income) are recognized as earned based on completion and acceptance of the related contracts by the customer.

Accounts receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company believes that no allowance for doubtful accounts was necessary as of December 31, 2013.

Marketable securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings. Realized gains and losses are computed based on specific identification of securities.

Note 2 **Summary of significant accounting policies (continued)**

Income taxes
Accounting standards require an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company's income tax filings are subject to audit by various taxing authorities. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 9). The Company's financial assets reflected in the financial statements at fair value include marketable securities.

Note 2 **Summary of significant accounting policies (continued)**

Subsequent events
The Company has evaluated subsequent events through March 12, 2014, which is the date the financial statements were available to be issued.

Note 3 **Deposits with clearing organization and segregated cash**

Cash in the amount of $846,510 (including a $240,639 certificate of deposit) has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Company had a deposit on hand with a clearing organization of $90,000 at December 31, 2013. The amount is held in an interest bearing account. The Company is required to keep a minimum balance of $10,000.

Note 4 **Payable to customers and non-customers**

Payables to customers and non-customers consist of securities failed to receive and deliver at December 31, 2013, all of which have been outstanding less than 30 days. The amounts in securities failed to receive represent transactions that did not settle and amounts due on securities transactions.

Note 5 **Concentration of Credit Risk**

The Company maintains its cash in bank deposit accounts which at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts.

Note 6 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company's net capital was $2,480,674 which was $2,230,674 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 0.0766 to 1.0.

Note 7 **Related party transactions**

Expense sharing agreement

The Company entered into an expense sharing agreement on May 31, 2012 with the Parent for allocation of salaries, technology and rent. The total charged by the Parent during 2013 was $665,812, the amount repaid by the Company was $643,779, and the balance owed to the Parent at December 31, 2013 was $67,244.

Note 8 **Information for possession or control requirements**

The Company has no fully paid and excess margin securities for which instructions to reduce the possession or control has been issued as of the report date.

Note 9 **Fair value measurements**

The Company has adopted fair value reporting for certain financial and non-financial assets and liabilities recognized or disclosed in the financial statements on a recurring basis (at least annually).

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 – Unobservable inputs for the assets or liabilities. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

Note 9 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial assets at December 31, 2013:

Assets	Level 1	Level 2	Level 3	Total
Marketable securities	$ 94,494	$ -	$ -	$ 94,494

The assets measured using Level 1 inputs are valued based on readily available market prices.

Note 10 **Income taxes**

The deferred tax assets include the following components at December 31, 2013:

	Federal	State	Total
Deferred tax asset	$ 313,500	$ 83,600	$ 397,100
Valuation allowance	(313,500)	(83,600)	(397,100)
Net deferred tax asset	$ -	$ -	$ -

The deferred tax asset relates primarily to net operating loss carryforwards for federal and state purposes. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. The increase in the valuation allowance was $377,900 during the year ended December 31, 2013.

For federal income tax purposes, operating losses may be carried forward 20 years from the year the net loss was incurred. The state of Massachusetts allows a 5 year carry forward period. The Company's total federal net operating losses available to offset taxable income of future years is approximately $1,045,000 and will expire in various years through 2033. The state of Massachusetts operating loss of approximately $1,051,000 may be carried forward 5 years and will expire in various years through 2018.

LOYAL3 SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2013

Net capital		
Stockholder's equity		$ 2,509,842
Deductions and charges:		
Nonallowable assets:		
Prepaid taxes	(3,606)	
Other assets	(4,189)	(7,795)
Net capital before haircuts on securities positions		2,502,047
Haircuts on securities:		
Certificates of deposit	(7,200)	
Other securities	(14,173)	(21,373)
Net capital		$ 2,480,674
Aggregate indebtedness		$ 742,256
Adjustments based on deposits in special reserve bank accounts		(552,192)
Total aggregate indebtedness		$ 190,064
Computation of basic net capital requirement		
Minimum net capital required		$ 12,671
Minimum dollar net capital required		250,000
Net capital requirement		250,000
Excess net capital		$ 2,230,674
Net capital less 120% of minimum dollar net capital required		$ 2,180,674
Percentage of aggregate indebtedness to net capital		0.0766 to 1.0

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's part II (unaudited) focus report	$ 2,480,674
Net capital per above	$ 2,480,674

LOYAL3 SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 549,867
Customer securities failed to receive	5,336
	$ 555,203
Debit balances	
Customer debit balance	$ 3,011
Reserve computation	
Excess of total credits over total debits	$ 552,192
Excess of total credits over total debits at 105%	$ 579,802
Amount held on deposit in reserve bank accounts	$ 846,510
New amount in reserve bank account after deposit	$ 846,510

No material difference exists between the audited computation of Rule 15c3-3 Reserve requirements and the corresponding unaudited computation as done by Loyal3 Securities, Inc.

SAMET

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Stockholder
of Loyal3 Securities, Inc.

In planning and performing our audit of the financial statements of Loyal3 Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chestnut Hill, Massachusetts
March 12, 2014